CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2017 and 2016
(unaudited)

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Financial Position
(unaudited – stated in thousands of United States Dollars)

As at	Note	September 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents		$210,477	$234,898
Accounts receivable	9	7,697	7,481
Inventories	10	46,215	40,926
Prepaid expenses and other current assets		10,638	6,581
		$275,027	$289,886
Non-current assets
Other long-term assets	11	181,366	6,187
Restricted cash		21,579	20,042
Mining interests and plant and equipment	12	1,065,722	976,044
Deferred tax assets		3,587	6,535
		$1,547,281	$1,298,694

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$72,424	$72,076
Convertible debentures	14	48,875	84,961
Finance leases		15,045	12,877
Income taxes payable		20,361	3,747
Deferred premium on flow through shares		402	2,943
Provisions		15,824	20,975
		$172,931	$197,579
Non-current liabilities
Share based liabilities	13	1,910	436
Provisions		44,723	40,994
Finance leases		19,151	15,157
Deferred tax liabilities		177,157	138,614
		$415,872	$392,780
Shareholders' equity
Share capital		910,769	900,389
Equity portion of convertible debentures		15,674	15,674
Reserves		27,167	49,997
Accumulated other comprehensive income		78,195	(71,585)
Retained earnings		99,604	11,439
		1,131,409	905,914
		$1,547,281	$1,298,694

Subsequent event – Note 19

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
For the three months and nine months ended September 30, 2017 and 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2017	2016(Restated - Note 2)	2017	2016(Restated - Note 2)
Revenue		$176,709	$100,825	$535,131	$272,440
Production costs	5	(66,497)	(41,309)	(220,032)	(132,198)
Royalty expense		(5,120)	(4,554)	(15,196)	(11,379)
Depletion and depreciation		(31,686)	(12,179)	(103,034)	(34,478)
Earnings from mine operations		73,406	42,783	196,869	94,385
Expenses
General and administrative	6	(6,961)	(4,771)	(19,204)	(12,851)
Exploration and evaluation		(16,866)	(4,689)	(37,745)	(9,772)
Care and maintenance		(4,874)	-	(14,054)	(20)
Earnings from operations		44,705	33,323	125,866	71,742
Other income (loss), net	7	21,289	(400)	22,568	(2,043)
Finance items
Finance income	8	404	228	1,597	572
Finance costs	8	(2,350)	(2,993)	(8,751)	(8,597)
Earnings before income taxes		64,048	30,158	141,280	61,674
Current income tax expense		(11,976)	(1,825)	(30,397)	(3,109)
Deferred tax expense		(8,292)	(9,453)	(19,437)	(19,927)
Net earnings		$43,780	$18,880	$91,446	$38,638

Items that may be reclassified subsequently to profit and loss:
Unrealized gain on available for sale investments, net of tax		71,113	30	70,769	286
Exchange differences on translation of foreign operations		30,052	(3,426)	79,011	20,863
Total other comprehensive income		101,165	(3,396)	149,780	21,149
Comprehensive income		$144,945	$15,484	$241,226	$59,787

Basic earnings per share	15(b(iii))	$0.21	$0.16	$0.44	$0.34
Diluted earnings per share	15(b(iii))	$0.20	$0.16	$0.44	$0.34
Weighted average number of common shares
outstanding (in 000's)
Basic	15(b(iii))	208,149	116,169	207,334	112,755
Diluted	15(b(iii))	213,946	117,441	208,575	114,062

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Cash Flows
For the three months and nine months ended September 30, 2017 and 2016
(unaudited - stated in thousands of United States Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2017	2016(Restated - Note 2)	2017	2016(Restated - Note 2)
Operating activities
Net earnings		$43,780	$18,880	$91,446	$38,638
Depletion and depreciation		31,686	12,179	103,034	34,478
Share based payment expense	15(b(ii))	1,068	546	3,603	1,549
Other (income) loss, net		(21,289)	400	(22,568)	2,043
Finance items, net		1,946	2,765	7,154	8,025
Income tax expense		20,268	11,278	49,834	23,036
Income taxes paid		(2,813)	(48)	(13,405)	(157)
Reclamation expenditures		(5,508)	-	(8,664)	-
Change in non-cash working capital	16	(2,309)	427	(3,973)	10,913
Net cash provided by operating activities		66,829	46,427	206,461	118,525
Investing activities
Additions to mining interests		(24,435)	(14,738)	(69,459)	(41,472)
Additions to property, plant and equipment		(10,863)	(5,533)	(23,549)	(8,468)
Available for sale investments and warrant investments	11	(61,757)	-	(74,330)	-
Proceeds on disposition of equipment		136	-	1,395	-
Cash and cash equivalents received on business combinations		-	-	-	7,481
Transfer from restricted cash, net		-	7,846	-	7,711
Net cash used in investing activities		(96,919)	(12,425)	(165,943)	(34,748)
Financing activities
Net proceeds from exercise of stock options		2,920	226	14,780	5,606
Net proceeds from flow through financings	15(a)	-	9,405	-	9,405
Interest received (paid), net		(889)	274	(3,279)	(3,666)
Payment of finance lease obligations		(4,924)	(2,528)	(10,512)	(5,580)
Payment of dividends		(1,623)	-	(1,623)	-
Buy back of shares	15(a)	(31,264)	-	(39,470)	-
Redemption / Buy back of convertible debentures	14	-	-	(43,779)	(376)
Net cash (used in)/provided by financing activities		(35,780)	7,377	(83,883)	5,389
Impact of foreign exchange on cash balances		8,967	(1,205)	18,944	4,383
Change in cash and cash equivalents during the period		(56,903)	40,174	(24,421)	93,549
Cash and cash equivalents, beginning of period		267,380	121,093	234,898	67,718
Cash and cash equivalents, end of period		$210,477	$161,267	$210,477	$161,267

Supplementary cash flow information – Note 16

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(unaudited – stated in thousands of United States Dollars, except share information)

						Accumulated other comprehensive
		Share Capital			Reserves	income (loss)
									Shareholders'
								(Accumulated	Equity
				Equity portion				Deficit)/
				of convertible	Share based	Foreign currency	Investment	Retained
	Note	Shares (000s)	Amount	debentures	payments	translation	revaluation	earnings
Balance at December 31, 2015		170,433	$288,556	$15,674	$25,215	($72,912)	$-	($30,668)	$225,865
Acquisition of St Andrew Goldfields	4(b)	70,249	112,706	-	2,069	-	-	-	114,775
Exercise of share options, including transfer from reserves		2,133	8,110	-	(2,504)	-	-	-	5,606
Share based payments expense	15(b(ii))	-	-	-	652	-	-	-	652
Flow through share issuance, net of issue costs		2,205	9,405	-	-	-	-	-	9,405
Foreign currency translation		-	-	-	-	20,863	-	-	20,863
Other comprehensive income		-	-	-	-	-	286	-	286
Net earnings		-	-	-	-	-	-	38,638	38,638
Balance at September 30, 2016		245,020	$418,777	$15,674	$25,433	($52,049)	$286	$7,970	$416,091
Balance at December 31, 2016		203,032	$900,389	$15,674	$49,997	($71,925)	$340	$11,439	$905,914
Exercise of share options and preferred share units including transfer from reserves		6,915	39,164	-	(24,384)	-	-	-	14,780
Share issuance	15(a)	1,500	10,686	-	-	-	-	-	10,686
Share based payments expense	15(b(ii))	-	-	-	1,554	-	-	-	1,554
Foreign currency translation		-	-	-	-	79,011	-	-	79,011
Divdends declared and paid	15(a)	-	-	-	-	-	-	(3,281)	(3,281)
Share repurchases	15(a)	(3,890)	(39,470)	-	-	-	-	-	(39,470)
Revaluation of assets held for sale		-	-	-	-	-	70,769	-	70,769
Net earnings		-	-	-	-	-	-	91,446	91,446
Balance at September 30, 2017		207,557	910,769	15,674	27,167	7,086	71,109	99,604	1,131,409

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

1.	DESCRIPTION OF BUSINES AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, “Kirkland Lake Gold”, or the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange under the symbol ‘KL’. The Company’s head office, principal address and record office is 200 Bay Street, Suite 3120, Toronto, Ontario, Canada, M5J 2J1.

On November 30, 2016, Kirkland Lake Gold Inc. (“Old Kirkland Lake”), at the time a publicly listed company which owned and operated two mining complexes in Kirkland Lake, Ontario as well as several exploration properties in the province of Ontario, completed an Arrangement (the “Arrangement” – note 4a) with Newmarket Gold Inc. (“Newmarket”), a publicly listed company which owned and operated several mines as well as various exploration properties in Australia. Under the Plan of Arrangement, all existing Old Kirkland Lake common shares were exchanged into Newmarket common shares at a ratio of 1:2.1053. Old Kirkland Lake became a wholly-owned subsidiary of Newmarket, which was then renamed “Kirkland Lake Gold Ltd.” At the same time, the Company completed a consolidation of the combined common shares on the basis of 0.475 post-consolidation shares for each one pre-consolidation share.

The November 30, 2016 Arrangement with Newmarket is considered a business combination under International Financial Reporting Standards (“IFRS”) with Old Kirkland Lake being the acquirer for accounting purposes (note 4(a)). As such the comparative information in these financial statements is the Old Kirkland Lake comparative information, with the results of operations of Newmarket consolidated from November 30, 2016 (the “Acquisition Date”).

On January 26, 2016, Old Kirkland Lake acquired all the issued and outstanding common shares of St Andrew Goldfields Ltd. (“St. Andrew”). St Andrew was a Canadian based gold mining and exploration company with an extensive land package in the Timmins mining district in Ontario and operated the Holt, Holloway and Taylor mines, together referred to as the Holt Complex.

2.	BASIS OF PREPARATION

Statement of Compliance

The condensed consolidated interim financial statements (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2016, except as noted below under changes in accounting policies. The Interim Financial Statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the 2016 annual consolidated financial statements and the notes thereto. The Interim Financial Statements were approved by the Board of Directors of the Company on November 1, 2017.

The Interim Financial Statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in note 3 of the 2016 annual consolidated financial statements.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Change in Reporting Currency

As at December 31, 2016, the Company retrospectively changed its reporting currency from Canadian dollars to United States dollars with effect from the year ended December 31, 2016 as disclosed in note 2 of the annual consolidated financial statements.

The comparative information for the three and nine months ended September 30, 2016 in the Interim Financial Statements has been restated from the amounts presented in the prior periods to reflect the change in reporting currency.

The functional currencies of the Company’s various subsidiaries remain unchanged from the consolidated financial statements as at and for the year ended December 31, 2016.

3.	CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Changes in Accounting Policies

The Company has adopted the following amendments to accounting standards, along with any consequential amendments, effective January 1, 2017. These changes were made in accordance with the applicable transitional provisions.

IAS 12, Income Taxes (“IAS 12”)

The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of a reporting period, and is not affected by possible future changes in the carrying amount or expected recovery of the asset. The amendments to the standard had no impact on the condensed interim consolidated financial statements.

Accounting Standards Issued But Not Yet Adopted

IAS 7, Statement of Cash Flows

The International Accounting Standards Board (“IASB”) issued amendments to IAS 7, Statement of Cash flows (“IAS 7”), in January 2016. The amendments are effective for annual periods beginning on or after January 1, 2017. This amendment requires disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including changes arising from both cash and non-cash changes. The amendments to the standard had no impact on the condensed interim consolidated financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets – fair value through other comprehensive income; (ii) a single, forward-looking “expected loss” impairment model, and (iii) a mandatory effective date for IFRS 9 of annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has identified financial instruments that would be impacted by this standard. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 annual consolidated financial statements.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) proposes to replace IAS 18, Revenue, IAS 11, Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company is in progress of analysing the impacts of the standard as it compares to its current accounting treatment. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 annual consolidated financial statements.

IFRS 16, Leases

In January 2016, the IASB issued the IFRS 16, Leases (“IFRS 16”) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ended December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company is currently in the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

IFRIC 22, Foreign Currency Transactions and Advance Consideration

On December 8, 2016, the IASB issued IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration. The Interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the Interpretation to have a material impact on the financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company does not expect the Interpretation to have a material impact on the financial statements.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

4.	BUSINESS COMBINATIONS

a)  Acquisition of Newmarket Gold Inc.

The acquisition of Newmarket was completed on November 30, 2016. On closing of the Arrangement, the Company had 202,289,193 post-consolidation common shares issued and outstanding with approximately 58% of the common shares being held by former shareholders of Old Kirkland Lake and approximately 42% by former shareholders of Newmarket. In addition, the Company assumed all outstanding stock options and performance share units of Newmarket.

The Company has determined that the acquisition of Newmarket was a business combination in accordance with IFRS 3, Business Combinations, and as such has accounted for it in accordance with this standard using the acquisition method with Old Kirkland Lake as the acquirer. Although the previous Newmarket legal entity remains the top public entity in the corporate structure, Old Kirkland Lake was determined to be the acquirer, through completion of a reverse acquisition, as its shareholders retain majority control post-Arrangement, the composition of the Board reflects a majority of pre-Arrangement Old Kirkland Lake Board members, and Old Kirkland Lake has retained key management functions of the combined business. The acquisition of Newmarket expands and diversifies the Company’s production profile through the addition of producing mines in Australia. The Company incurred transaction costs of $1,762 during the three and nine months ended September 30, 2016 related to the Arrangement. Transaction costs are expensed in accordance with IFRS 3, Business Combinations. The Company also incurred $162 of share issue costs which were netted against share capital.

In the accounting for the reverse acquisition, the consideration is determined by reference to the fair value of the number of shares the legal subsidiary, being Old Kirkland Lake, would have issued to the legal parent entity, being the Company, to obtain the same ownership interest in the combined entity. As a result, the consideration is measured at the value of 84,784,000 shares on a post-consolidation basis that would have been issued by Old Kirkland Lake.

The following table summarizes the fair value of the consideration paid and the preliminary estimates of the fair values of identified assets acquired and liabilities assumed from Newmarket. Final valuations of assets and liabilities are not yet complete due to the finalization of tax implications associated with the valuations. The Company will finalize the determination of the fair values of the assets and liabilities acquired and deferred taxes during the fourth quarter of 2017, which could result in differences from the preliminary values presented in the Interim Financial Statements.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Purchase Price
Common shares issued	$478,040
Options and performance share units assumed	24,062
$502,102

Net Assets Acquired
Assets
Cash and cash equivalents	$68,286
Current assets, excluding cash and cash equivalents	41,542
Mining interests and plant and equipment	549,575
Restricted cash	19,369
Available for sale investments	5,425

Liabilities
Accounts payable and accrued liabilities	$29,379
Environmental rehabilitation and other provisions	42,560
Finance lease obligations	5,074
Deferred income tax liabilities	105,082
$502,102

b)  Acquisition of St. Andrew Goldfields

On January 26, 2016, Old Kirkland Lake completed the acquisition of St. Andrew, a previously listed TSX company, and acquired all of the issued and outstanding common shares of St. Andrew pursuant to a plan of arrangement.

The acquisition of St Andrew was accounted for using the acquisition method of accounting in accordance with IFRS 3, Business Combinations with Old Kirkland Lake as the acquirer. The Company incurred a total of $2,281 of transaction costs related to the acquisition ($nil and $2,281, respectively in the three and nine months ended September 30, 2016). The Interim Financial Statements include the results of St. Andrew from January 26, 2016, the date of acquisition. The business acquisition accounting was finalized during the three months ended December 31, 2016 as disclosed in Note 6(b) of the annual consolidated financial statements.

5.	PRODUCTION COSTS

Production costs for the three and nine months ended September 30, 2017 and 2016 include the following:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Operating costs	$66,441	$41,205	$219,679	$131,997
Share based payment expense (note 14(b(ii)))	56	104	353	201
Production costs	$66,497	$41,309	$220,032	$132,198

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

6.	GENERAL AND ADMINISTRATIVE

General and administrative expenses for the three and nine months ended September 30, 2017 and 2016 include the following:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
General and administrative costs	$5,566	$2,022	$14,096	$6,512
Severance payments	383	474	1,461	1,624
Transaction costs	-	1,833	397	3,367
Share based payment expense (note 15(b(ii)))	1,012	442	3,250	1,348
General and administrative	$6,961	$4,771	$19,204	$12,851

7.	OTHER INCOME (LOSS), NET

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Loss on disposal of non core mining interests and plant and equipment (note 12)	($130)	($1,345)	($152)	($1,394)
Change in fair value of warrant investments (note 11)	19,492	-	19,660	-
Amortisation of deferred premium on flow through shares (note 15a)	1,527	365	2,674	365
Unrealized and realized foreign exchange loss, net	396	502	301	(1,171)
Other income, net	4	78	84	157
Other income (loss), net	$21,289	($400)	$22,568	($2,043)

8.	FINANCE ITEMS

Finance income and expense for the three and nine months ended September 30, 2017 and 2016 includes the following:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Interest income on bank deposits	$404	$228	$1,597	$572
Finance income	$404	$228	$1,597	$572
Convertible debentures - interest expense and
unwinding of discount	$1,647	$2,677	$6,921	$7,745
Interest on finance leases and other loans	304	159	829	431
Finance fees and bank charges	110	70	170	183
Unwinding of discount on rehabilitation provision	289	87	831	238
Finance expense	$2,350	$2,993	$8,751	$8,597

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

9.	ACCOUNTS RECEIVABLE

As at	September 30, 2017	December 31, 2016
Trade receivables	$57	$874
Sales tax and other statutory receivables	7,026	5,765
Other receivables	614	842
	$7,697	$7,481

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at September 30, 2017 are past due.

Trade receivables represent value of gold doré sold as at period end for which the funds are not yet received. Gold sales are generally settled within 1-2 weeks after delivery to the refinery, and as such there are no doubtful accounts. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counterparty, with the concentration of the credit risk limited due to the nature of the counterparties involved.

10.	INVENTORIES

As at	September 30, 2017	December 31, 2016
Gold doré	$921	$1,265
Gold in circuit	17,911	16,010
Ore stockpiles	7,291	5,581
Supplies and consumables	20,092	18,070
	$46,215	$40,926

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense and included in production cost for the three and nine months ended September 30, 2017 is $66,441 and $219,679, respectively (three and nine months ended September 30, 2016 - $41,205 and $131,997, respectively). There were no write downs or reversals of write downs of inventory to net realizable value during the three and nine months ended September 30, 2017 and 2016.

Metal inventory at September 30, 2017 and December 31, 2016 includes, respectively, a $Nil and $2,630 acquisition date fair value adjustment for the acquired Newmarket metal inventory (note 4a); the fair value adjustment of $2,630 at December 31, 2016 has been recognized as an expense during the three months ended March 31, 2017 as the inventory was sold.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

11.	OTHER LONG TERM ASSETS

As at	September 30, 2017	December 31, 2016
Available for sale investments	$151,200	$5,885
Warrant investments	29,939	-
Other	227	302
	$181,366	$6,187

Movements in available for sale investments during the nine months ended September 30, 2017 and year ended December 2016 are as follows:

	Nine months ended September 30, 2017	Year ended December 31, 2016
Balance at begining of year	$5,885	$-
Acquisition of investments	63,904	-
Unrealized gains	81,138	340
Foreign currency translation	273	(34)
Acquired as part of Newmarket acquisition (note 4(a))	-	5,425
Acquired as part of St Andrew acquisition	-	154
Available for sale investments, end of period	$151,200	$5,885

The available for sale and warrant investments include:

Metanor Resources Inc.

On April 21, 2017, the Company acquired 10,357,143 units of Metanor Resources Inc. (“Metanor”), a Company listed on the TSX Venture Exchange, at a price of C$0.70 per unit through a private placement offering. Each unit consists of one common share and one half share common share purchase warrant. Each full warrant entitles the Company to acquire one common share of Metanor at a price of C$0.90 until April 21, 2019. The acquired Metanor common shares are recorded as an available for sale investment and are recorded at fair value.

The purchase price of $5,585 (C$7,250) was allocated between the available for sale investment at $4,802 (C$6,483) and warrant investment at $568 (C$767), based on the pro rata fair value at April 21, 2017. The available for sale investment is marked to market at each period end with the change in the value of the investment recorded in other comprehensive income. The Company recorded an unrealized loss of $993 and an unrealized gain of $1,113, respectively for the three and nine months ended September 30, 2017.

The warrant investments are recorded at fair value at each period end with the change in value recorded in the Statement of Operations. The Company recorded in other income (loss) unrealized gains of $273 and $441 for the three and nine months ended September 30, 2017, respectively. The warrants were valued using a Black-Scholes option pricing model.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Bonterra Resources Inc.

On June 30, 2017, the Company acquired 17,857,000 common shares of Bonterra Resources Inc. (“Bonterra”), a publicly listed company trading on the TSX Venture Exchange at a price of C$0.50 per share for an aggregate purchase price of $6,878 (C$8,928). The Company acquired the shares pursuant to a private placement financing. The Bonterra shares are recorded as an available for sale investment. The acquired shares were valued at the purchase price at the date of acquisition at $6,878 (C$8,928). The Company recorded an unrealized loss of $1,356 for the three and nine months ended September 30, 2017.

JDS Silver Holdings Inc.

As at September 30, 2017, the Company held 6,502,708 common shares of JDS Silver Holdings Inc., (“JDS Silver”), a private company and classified the investment as available for sale. At December 31, 2016 and March 31, 2017, the Company owned 4,698,219 common shares valued at $4,200 (C$5,639) or C$1.20 per share. In July 2017, the Company purchased an additional 1,804,489 shares for C$1,083 (C$0.60 per share). On September 11, 2017, a definitive agreement was signed whereby JDS Silver agreed to sell all of their issued and outstanding common shares to Coeur Mining Inc. (“Coeur”). The transaction closed on October 17, 2017 and was subject to customary closing conditions and adjustments as per the Arrangement Agreement dated September 10, 2017 (the “Arrangement”) (see note 19). Under the terms of the Arrangement, the share price had been valued at approximately C$1.24, pending certain contingent considerations that may subsequently occur relating to the achievement of specific future permitting and exploration milestones as per the Arrangement. During the three months and nine months ended September 30, 2017, the Company recorded gains of $3,315 and $598, respectively which are recorded in other comprehensive income.

Novo Resources

In August 2017, the Company acquired 11,830,268 common shares of Novo Resources Corp. (“Novo”), a publicly listed company trading on the TSX Venture Exchange, from Newmont Canada FN Holdings ULC (“Newmont”) at a price of C$1.60 per Novo share for a total cost of $15,121 (C$18,928).

In September 2017, the Company acquired 14,000,000 units of Novo at a price of C$4.00 per unit through a private placement offering for aggregate proceeds of $45,855 (C$56,000). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the Company to acquire one share of Novo at a price of C$6.00 until September 6, 2020. The warrants are subject to an accelerated expiry whereby, from September 6, 2018 until September 6, 2020, if the daily high trading price of Novo's common shares exceeds $12.00 for a period of 20 consecutive trading days, Novo may provide notice of early expiry and the warrants will expire 30 days thereafter. The Company retains an anti-dilution right and the right to appoint a nominee to the Board of Novo. The Novo common shares are held as an available for sale investment.

The purchase price of $45,855 (C$56,000) was deemed to be $35,996 (C$43,960) for the common shares available for sale and $9,859 (C$12,040) for the warrants.

As of September 30, 2017, the Company owns 25,830,268 common shares and 14,000,000 warrants of Novo.

The available for sale investment is recorded at fair value at each period end with the change in value being recorded in other comprehensive income. The Company recorded an unrealized gain of $80,328 for the three and nine months ended September 30, 2017.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

The warrants are recorded at fair value at each period end with the change in value recorded in the Company’s Statement of Operations. The Company recorded in other income (loss) an unrealized gain of $19,219 for the three and nine months ended September 30, 2017. The warrants were valued using the Up and Out Barrier option pricing method.

De Grey Mining Limited

In September 2017, the Company entered into a subscription letter with De Grey Mining Limited, a publicly listed company trading on the Australian Stock Exchange (“De Grey”) to acquire up to 33,333,333 units of De Grey at a price of A$0.15 per unit pursuant to a private placement financing. Each unit will be comprised of one common share and one option to acquire a common share at an exercise of A$0.20 until November 30, 2019. Completion of the financing is expected to occur at the end of November 2017 and remains subject to the receipt by De Grey of the requisition shareholder and regulatory approvals.

12.	MINING INTERESTS AND PLANT AND EQUIPMENT

		Non	Total Mining	Plant and
Year ended December 31, 2016	Depletable	depletable	Interest	equipment	Total
Cost
At January 1, 2017	$692,430	$135,834	$828,264	$298,925	$1,127,189
Additions, including transfer from construction in progress	69,247	212	69,459	39,283	108,742
Fair value of shares issued, amortized over life of mine	10,686	-	10,686	-	10,686
Change in environmental closure assets (estimate and discount rate)	781	30	811	-	811
Disposals	(208)	-	(208)	(5,640)	(5,848)
Foreign currency translation	60,007	11,258	71,265	23,954	95,219
Cost at September 30, 2017	$832,943	$147,334	$980,277	$356,522	$1,336,799
Accumulated depreciation and depletion
At January 1, 2017	95,410	-	$95,410	$55,735	$151,145
Depreciation	-	-	-	31,348	31,348
Depletion	78,332	-	78,332	-	78,332
Disposals	(147)	-	(147)	(4,342)	(4,489)
Foreign currency translation	9,648	-	9,648	5,093	14,741
Accumulated depreciation and depletion at September 30, 2017	$183,243	$-	$183,243	$87,834	$271,077
Carrying value at September 30, 2017	$649,700	$147,334	$797,034	$268,688	$1,065,722

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

		Non	Total Mining	Plant and
Year ended December 31, 2016	Depletable	depletable	Interest	equipment	Total
Cost
At January 1, 2016	$198,162	$41,530	$239,692	$121,325	$361,017
Additions, including transfer from construction in progress	58,007	216	58,223	27,587	85,810
Construction in progress, net of transfers to plant and equipment	-	-	-	3,748	3,748
Buyback of royalty	30,669	-	30,669	-	30,669
Acquisition of St Andrew Goldfields	44,007	-	44,007	50,245	94,252
Acquisition of Newmarket Gold (note 4(a))	352,359	95,076	447,435	102,140	549,575
Change in environmental closure assets (estimate and discount rate)	10,366	44	10,410	-	10,410
Disposals	(130)	-	(130)	(9,523)	(9,653)
Foreign currency translation	(1,010)	(1,032)	(2,042)	3,403	1,361
Cost at December 31, 2016	$692,430	$135,834	$828,264	$298,925	$1,127,189
Accumulated depreciation and depletion
At January 1, 2016	$58,054	$-	$58,054	$41,866	$99,920
Depreciation	-	-	-	20,287	20,287
Depletion	36,079	-	36,079	-	36,079
Disposals	(130)	-	(130)	(7,597)	(7,727)
Foreign currency translation	1,406	-	1,406	1,179	2,585
Accumulated depreciation and depletion at December 31, 2016	$95,410	$-	$95,410	$55,735	$151,145
Carrying value at December 31, 2016	$597,020	$135,834	$732,854	$243,190	$976,044

On March 1, 2017, the Company entered into an Impact and Benefits Agreement with two First Nations organizations in Canada (the “IBA”). Pursuant to the terms of the IBA, as part of the financial considerations to be paid to the First Nations organizations, the Company issued an aggregate 1,500,000 common shares of the Company on May 12, 2017, which were split equally among each group. The fair value of the shares was recorded to Mineral Properties and will be amortized over the respective life of mines from each of the Canadian sites.

Plant and Equipment

Plant and equipment at September 30, 2017 includes $12,416 of construction in progress (December 31, 2016 - $3,748). Plant and equipment also includes costs of $62,447 (December 31, 2016 - $47,635) and accumulated depreciation of $15,055 (December 31, 2016 - $10,682) related to capital equipment and vehicles under finance leases.

During the three and nine months ended September 30, 2017, the Company disposed of certain equipment for cash proceeds of $136 and $1,395, respectively, and recognized losses of $130 and $152, respectively (three and nine months ended September 30, 2016 – losses of $1,363 and $1,411, respectively).

13.	SHARE BASED LIABILITIES

Share based liabilities include the fair value of cash settled share based compensation instruments (deferred share units (“DSUs”) and phantom share units).

Changes in the number of DSUs and phantom share units outstanding during the nine months ended September 30, 2017 and year ended December 31, 2016 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

	Nine months ended September 30, 2017		Year ended December 31, 2016
	DSUs	Phantom share units	DSUs	Phantom share units
Opening balance	40,356	185,037	-	-
Assumed with the Newmarket transaction	-	-	-	261,493
Granted	103,600	-	70,623	-
Redeemed	(12,950)	(90,037)	(30,267)	(40,831)
Cancelled	-	-	-	(35,625)
Balance at period end	131,006	95,000	40,356	185,037

Changes in the share based liabilities during the nine months ended September 30, 2017 and year ended December 31, 2016 are as follows:

	Nine months ended September 30, 2017	Year ended December 31, 2016
Opening share based liabilities	$436	$-
Assumed with the Newmarket transaction	-	382
Share based payment expense	2,049	391
Redeemed DSUs and phantom units (cash payments)	(606)	(310)
Foreign currency translation	31	(27)
Share based liabilities, end of period	$1,910	$436

14.	CONVERTIBLE DEBENTURES

	Nine months ended September 30, 2017	Year ended December 31, 2016
Carrying amount, beginning of period	$84,961	$78,807
Repurchase of convertible debentures	(43,779)	(466)
Unwinding of discount	3,044	4,189
Foreign currency translation	4,649	2,431
Carrying amount, end of period	$48,875	$84,961
Current portion	48,875	84,961
Long term balance	$-	$-

On June 30, 2017, the Company redeemed all debentures outstanding under the July 19, 2012 convertible debenture issuance for C$58,542 (including C$1,705 of interest accrued at maturity date of June 30, 2017). The debentures redeemed represented the outstanding debentures of a C$57,500 private placement of convertible unsecured subordinated debentures (“6% debentures”) completed on July 19, 2012. The debentures bore interest at 6% per annum, payable semi-annually. During the nine months ended September 30, 2017, C$1,705 of interest was paid (nine months ended September 30, 2016 – C$1,705).

On November 7, 2012, the Company completed a C$69,000 private placement of convertible unsecured subordinated debentures (“7.5% debentures”) for net proceeds of C$65,800. The debentures bear interest at 7.5% per annum, payable semi-annually. The Company may elect to satisfy its obligation to pay interest on the debentures by delivering sufficient common shares to satisfy the interest obligation. The outstanding debentures are convertible, at the option of the holders, into 4,532,846 common shares (C$13.70 per share) until the earlier of the last business day immediately preceding their maturity on December 31, 2017 and the last business day immediately preceding the date specified by the Company for redemption of such debentures. The Company may redeem the debentures until their maturity on December 31, 2017, subject to certain conditions, by providing 30 to 60 days’ notice when the weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending five trading days prior to such notice is not less than 130% of the conversion price. The conversion rate may be adjusted under certain conditions which include a subdivision or consolidation of shares or a change in control of the Company. During the three and nine months ended September 30, 2017 and 2016, interest of C$2,327 was paid on the 7.5% debentures.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

On April 3, 2015, the Company launched a Normal Course Issuer Bid ("NCIB") on the TSX to purchase up to $5,750 6% convertible unsecured subordinate debentures, and up to $6,900 7.5% convertible unsecured subordinate debentures. All securities purchased by the Company under the NCIB were cancelled. The NCIB expired on April 4, 2016. The Company repurchased a total of $Nil under the NCIB during the three and nine months ended September 30, 2017 and ($nil and $466 (C$487) for the three and nine months ended September 30, 2016, respectively).

As at September 30, 2017, the principal outstanding under the debentures is C$62,048 (December 31, 2016 - C$89,235). The fair value of the debentures as at September 30, 2017 was $61,835 (C$77,355) (December 31, 2016 - $47,831 (C$122,761)), which is determined by the market price of the debentures at each period end.

15.	SHAREHOLDERS’ EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)  SHARE CAPITAL

As at September 30, 2017, the Company had 207,557,313 common shares outstanding (December 31, 2016 – 203,031,934).

In 2016, the Company raised gross proceeds of $16,740 (C$22,000) by issuing flow through common shares under two private placements (691,700 flow through common shares at a price of C$10.12 per common share issued in June 2016 and 1,047,340 flow-through common shares at a price of C$14.32 per common share issued in December 2016). The net proceeds of $16,679 (C$21,885) were recorded as share capital of $12,794 (C$16,748) and deferred premium liability of $3,885 (C$5,137); the deferred premium is being recognized as other income as the Company incurs Canadian exploration eligible flow through expenditures (“CEE”). During the three and nine months ended September 30, 2017, $1,527 and $2,674, respectively, of amortized deferred premium was recognized in other income.

As at September 30, 2017, C$20,526 of CEE was spent in relation to the financings (C$6,484 to December 31, 2016). The Company has until December 31, 2017 to spend the remaining C$1,472 on CEE.

On May 15, 2017, the TSX approved the Company’s NCIB to purchase up to 15,186,571 common shares of the Company, representing 10% of the issued and outstanding common shares in the public float as of May 11, 2017. Repurchases of common shares pursuant to the NCIB are permitted from May 17, 2017 to May 16, 2018, or such earlier time as the NCIB is completed or terminated by the Company. During the nine months ended September 30, 2017, the Company had purchased 3,889,900 shares for cancellation under the NCIB, for $39,470 (C$50,257). All common shares repurchased were legally cancelled and are recorded as a reduction in the Statement of Shareholder’s Equity as at September 30, 2017.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

On May 12, 2017, the Company issued 1,500,000 common shares to two First Nation bands as part of an IBA agreement (note 12).

On March 29, 2017, the Company announced that the Board of Directors approved a dividend policy recommending the payment of a quarterly dividend of C$0.01 per common share. The inaugural dividend was paid on July 14, 2017 in the amount of $1,623 (C$2,107). The second dividend was declared to shareholders of record on September 29, 2017 and paid on October 16, 2017. The Company accrued $1,658 (C$2,076) at September 30, 2017 related to the declared dividend with the corresponding reduction in retained earnings.

(b)  RESERVES

(i)  Share based compensation plans

The Company has the following outstanding equity based awards:

Share options

Movements in share options during the nine months ended September 30, 2017 and 2016 were as follows:

	Nine months ended
	September 30, 2017		September 30, 2016
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Opening Balance	7,514,307	$4.60	3,920,800	$5.86
Granted	-	-	30,000	5.31
Assumed on St. Andrew acquisition	-	-	1,566,876	6.86
Exercised	(5,315,919)	3.70	(2,132,640)	3.51
Expired	(235,269)	17.82	(445,750)	17.52
Forfeited	(40,001)	4.75	(7,000)	6.83
Options outstanding, end of period	1,923,118	$5.49	2,932,286	$6.32
Options exercisable, end of period	1,752,642	$6.67	1,859,230	$6.67

The weighted average share price at the date of exercise for stock options exercised during the three and nine months ended September 30, 2017 was C$14.72 and C$10.66, respectively (three and nine months ended September 30, 2016 was C$11.19 and C$9.78, respectively).

The fair value of share options granted is estimated at the time of grant using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company and the mining industry.

There were no options granted during the three and nine months ended September 30, 2017. The fair value of options granted in the nine months ended September 30, 2016 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Nine months ended September 30,	2016
Weighted average exercise price per share	C$5.31
Risk-free interest rate	0.45%
Expected volatility	67%
Expected life	3.91 years
Expected dividend yield	0%
Expected forfeiture rate	5.45%
Weighted average per share grant date fair value	C$2.43

Share Options Exercised

The following table outlines share options exercised during the nine months ended September 30, 2017 and 2016:

			Weighted average closing
	Number of options		share price at exercise
Grant price	exercised	Exercise dates	date (C$)
$1.11 - $2.50	235,660	February 6, 2017 - August 16, 2017	10.73
$2.51 - $4.00	3,994,534	January 12, 2017 - August 31, 2017	10.49
$4.01 - $5.00	564,121	February 28, 2017 - September 8, 2017	10.08
$5.01 - $6.00	215,419	January 26, 2017 - September 1, 2017	11.40
$6.01 - $15.11	306,185	February 3, 2017 - September 28, 2017	13.37
	5,315,919		10.66

			Weighted average
	Number of options		closing share price at
Grant price	exercised	Exercise dates	exercise date (C$)
$2.86 - $4.00	1,713,068	March 1, 2016 - September 21, 2016	7.58
$4.01 - $5.00	174,178	March 16, 2016 - July 7, 2016	7.91
$5.01 - $6.83	245,394	March 11, 2016 -September 27, 2016	7.88
	2,132,640		11.71

Other equity based instruments

Pursuant to the terms of the Company’s incentive plan, the Company may grant restricted shares or restricted share units (“RSUs”) as well as performance share units (“PSUs”) to eligible participants. The value of an RSU and PSU at the grant date is equal to the fair market value of a common share of the Company on that date.

Movements in the number of the other equity based instruments for the nine months ended September 30, 2017 and September 30, 2016 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

	Nine months ended September 30, 2017		Nine months ended September 30, 2016
	PSUs	RSUs	PSUs	RSUs
Balance at beginning of period	1,707,571	108,589	-	-
Granted	309,637	326,694	137,272	157,272
Cancelled	(61,041)	(66,041)	(11,518)	(11,518)
Redeemed	(1,602,086)	(4,979)	-	-
Balance end of period	354,081	364,263	125,754	145,754

(ii)  Share based payment expense

The cost of respective share based payments allocated to production costs for the three and nine months ended September 30, 2017 is $56 and $353 (three and nine months ended September 30, 2016 - $104 and $201, respectively). Share based compensation granted to employees involved in the commercial operations at the mines and mills is classified as production costs. The cost allocated to general and administrative costs is $1,012 and $3,250 for the respective three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 was $442 and $1,348, respectively). Share based compensation granted to directors and corporate employees are classified as general and administrative cost.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
RSU and PSU share based payment expense	$168	$-	$1,411	$10
RSU and PSU cash payments	-	-	65	-
Stock options share based payment expense	10	259	78	642
Equity based instruments share based payment expense	$178	$259	$1,554	$652
Cash settled instruments share based payment expense (note 13)	890	287	2,049	897
Total share based payment expense	$1,068	$546	$3,603	$1,549

(iii)  Basic and diluted earnings per share

Basic and diluted earnings per share for the three and nine months ended September 30, 2017 and 2016 is calculated as shown in the table below. The diluted earnings per share for the three and nine months ended September 30, 2017 and 2016 includes the impact of dilutive outstanding options, performance share units and restricted share units and the convertible debentures.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net earnings - basic	$43,780	$18,880	$91,446	$38,638
Weighted average basic number of common shares outstanding (in '000s)	208,149	116,169	207,334	112,755
Basic earnings per share	$0.21	$0.16	$0.44	$0.34
Net earnings - basic	$43,780	$18,880	$91,446	$38,638
Interest adjustment on convertible debentures, net of tax	1,202	-	-	-
Net earnings - diluted	$44,982	$18,880	$91,446	$38,638
Weighted average diluted number of common shares outstanding (in '000s)	213,946	117,441	208,575	114,062
Diluted earnings per share	$0.20	$0.16	$0.44	$0.34

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Weighted average diluted number of common shares for three and nine months ended September 30, 2017 and 2016 is calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Weighted average basic number of common shares outstanding (in '000s)	208,149	116,169	207,334	112,755
In the money shares - share options (in '000s)	1,114	1,272	1,048	1,307
In the money shares - RSUs and PSUs (in '000s)	154	-	193	-
In the money shares - convertible debentures (in '000s)	4,529	-	-	-
Weighted average diluted number of common shares outstanding	213,946	117,441	208,575	114,062

The following items were excluded from the computation of weighted average shares outstanding for the three and nine months ended September 30, 2017 and 2016 as their effect would be anti-dilutive:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Share options (in '000s)	639	1,661	705	1,627
RSUs and PSUs (in '000s)	564	-	525	-
Convertible debentures (in '000s)	-	8,503	5,036	8,503

16.	SUPPLEMENTAL CASH FLOW INFORMATION

As at September 30, 2017, the Company’s cash and cash equivalents balance of $210,477 (December 31, 2016 – $234,898) was held in full at major Canadian and Australian banks in deposit accounts.

Supplemental information to the statements of cash flows is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Change in non-cash working capital
Decrease (increase) in accounts receivable	$263	($4,236)	$395	$(5,084)
Decrease (increase) in inventories	3,135	(844)	4,573	(6,314)
Increase (decrease) in prepaid expenses and other current assets	(2,992)	(300)	(3,448)	(2,800)
Increase (decrease) in accounts payable and accrued liabilities	(2,715)	5,807	(5,493)	25,111
	($2,309)	$427	($3,973)	$10,913
Investing and Financing non-cash transactions
Property, plant and equipment acquired financed through finance leases	$10,477	$2,008	$15,734	$6,667

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

17.	OPERATING SEGMENTS

As a result of the acquisitions of Newmarket and St. Andrew, the Company operates multiple gold mines in Canada and Australia, including the Macassa Mine and Holt Complex in Northern Ontario, Canada, and the Fosterville, Northern Territory and Stawell gold mines in Australia. The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

The information reported below is based on the information provided to the Chief Executive Officer, who is the chief operating decision maker.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

As at and for the three months ended September 30, 2017
			Total				Total
	Macassa		Canadian		Northern		Australian
	Mine	Holt Complex	Operations	Fosterville	Territory	Stawell	Operations	Corporate	Total
Revenue	$57,028	$35,603	$92,631	$80,769	$3,309	$-	$84,078	$-	$176,709
Production costs	(23,225)	(18,868)	(42,093)	(18,583)	(5,821)	-	(24,404)	-	(66,497)
Royalty expense	(1,179)	(2,357)	(3,536)	(1,584)	-	-	(1,584)	-	(5,120)
Depletion and depreciation	(8,581)	(5,621)	(14,202)	(16,164)	(1,320)	-	(17,484)	-	(31,686)
Earnings (loss) from mine operations	24,043	8,757	32,800	44,438	(3,832)	-	40,606	-	73,406
Expenses
General and administrative	-	-	-	-	-	-	-	(5,949)	(5,949)
Exploration and evaluation	(3,108)	(3,214)	(6,322)	(7,181)	(3,235)	(128)	(10,544)	-	(16,866)
Share based payment expense	-	-	-	-	-	-		(1,012)	(1,012)
Care and maintenance	-	(284)	(284)	-	(3,006)	(1,584)	(4,590)	-	(4,874)
Earnings (loss) from operations	20,935	5,259	26,194	37,257	(10,073)	(1,712)	25,472	(6,961)	44,705
Other (loss) income	(212)	(421)	(633)	610	396	17	1,023	20,899	21,289
Finance items
Finance income	166	102	268	2	-	-	2	134	404
Finance costs	(1,842)	(238)	(2,080)	(110)	(129)	(31)	(270)	-	(2,350)
Net earnings (loss) before taxes	19,047	4,702	23,749	37,759	(9,806)	(1,726)	26,227	14,072	64,048
Current income tax expense	515	(582)	(67)	(11,909)	-	-	(11,909)	-	(11,976)
Deferred tax recovery (expense)	(10,045)	(1,600)	(11,645)	-	-	-	-	3,353	(8,292)
Net earnings (loss)	$9,517	$2,520	$12,037	$25,850	($9,806)	($1,726)	$14,318	$17,425	$43,780

Expenditures on:
Mining interest	10,484	5,412	$15,896	7,651	888	-	$8,539	$-	$24,435
Property, plant and equipment	2,399	1,307	3,706	6,963	194	-	7,157	-	10,863
Total capital expenditures	$12,883	$6,719	$19,602	$14,614	$1,082	$-	$15,696	-	$35,298

Total assets	$563,422	$83,360	$646,782	$487,897	$74,405	$34,254	$596,556	$303,943	$1,547,281
Total liabilities	$163,181	$42,342	$205,523	$148,344	$27,072	$6,535	$181,951	$28,398	$415,872

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

As at and for the nine months ended September 30, 2017
			Total				Total
	Macassa		Canadian		Northern		Australian
	Mine	Holt Complex	Operations	Fosterville	Territory	Stawell	Operations	Corporate	Total
Revenue	$179,440	$103,812	$283,252	$224,435	$27,444	$-	$251,879	$-	$535,131
Production costs	(74,101)	(55,702)	(129,803)	(52,863)	(37,366)	-	(90,229)	-	(220,032)
Royalty expense	(4,002)	(6,813)	(10,815)	(4,381)	-	-	(4,381)	-	(15,196)
Depletion and depreciation	(27,687)	(15,863)	(43,550)	(54,086)	(5,398)	-	(59,484)	-	(103,034)
Earnings (loss) from mine operations	73,650	25,434	99,084	113,105	(15,320)	-	97,785	-	196,869
Expenses
General and administrative	-	-	-	-	-	-	-	(15,557)	(15,557)
Transaction costs	-	-	-	-	-	-	-	(397)	(397)
Exploration and evaluation	(8,294)	(7,559)	(15,853)	(15,205)	(5,311)	(1,376)	(21,892)	-	(37,745)
Share based payment expense	-	-	-	-	-	-	-	(3,250)	(3,250)
Care and maintenance	-	(2,131)	(2,131)	-	(4,068)	(7,855)	(11,923)	-	(14,054)
Earnings (loss) from operations	65,356	15,744	81,100	97,900	(24,699)	(9,231)	63,970	(19,204)	125,866
Other (loss) income	786	(609)	177	131	749	602	1,482	20,909	22,568
Finance items
Finance income	553	318	871	1	59	1	61	665	1,597
Finance costs	(7,491)	(512)	(8,003)	(269)	(396)	(83)	(748)	-	(8,751)
Net earnings (loss) before taxes	59,204	14,941	74,145	97,763	(24,287)	(8,711)	64,765	2,370	141,280
Current income tax (expense) recovery	(5,277)	(4,469)	(9,746)	(21,844)	-	961	(20,883)	232	(30,397)
Deferred tax (expense) recovery	(13,764)	(5,303)	(19,067)	(3,803)	-	-	(3,803)	3,433	(19,437)
Net earnings (loss)	$40,163	$5,169	$45,332	$72,116	($24,287)	($7,750)	$40,079	$6,035	$91,446

Expenditures on:
Mining interest	26,907	13,315	$40,222	23,012	6,080	145	$29,237	-	$69,459
Property, plant and equipment	4,892	3,172	8,064	14,090	1,395	-	15,485	-	23,549
Total capital expenditures	$31,799	$16,487	$48,286	$37,102	$7,475	$145	$44,722	$-	$93,008

Total assets	$563,422	$83,360	$646,782	$487,897	$74,405	$34,254	$596,556	$303,943	$1,547,281
Total liabilities	$163,181	$42,342	$205,523	$148,344	$27,072	$6,535	$181,951	$28,398	$415,872

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Three months ended September 30, 2016 (Restated Note 2)
			Total				Total
	Macassa	Holt	Canadian		Northern		Australian
	Mine	Complex	Operations	Fosterville	Territory	Stawell	Operations	Corporate	Total
Revenue	$57,038	$43,787	$100,825	$-	$-	$-	$-	$-	$100,825
Production costs	(23,734)	(17,575)	(41,309)	-	-	-	-	-	(41,309)
Royalty expense	(1,604)	(2,950)	(4,554)	-	-	-	-	-	(4,554)
Depletion and depreciation	(7,793)	(4,386)	(12,179)	-	-	-	-	-	(12,179)
Earnings from mine operations	23,907	18,876	42,783	-	-	-	-	-	42,783
Expenses
General and administrative	-	-	-	-	-	-	-	(4,771)	($4,771)
Exploration and evaluation	(2,412)	(2,277)	(4,689)	-	-	-	-	-	($4,689)
Earnings (loss) from operations	21,495	16,599	38,094	-	-	-	-	(4,771)	33,323
Other (loss) income	-	-	-	-	-	-	-	(400)	($400)
Finance items
Finance income	-	-	-	-	-	-	-	228	$228
Finance costs	-	-	-	-	-	-	-	(2,993)	($2,993)
Net earnings (loss) before taxes	21,495	16,599	38,094	-	-	-	-	(7,936)	30,158
Current income tax expense	10	(1,835)	(1,825)	-	-	-	-	-	($1,825)
Deferred tax recovery (expense)	(5,357)	(4,096)	(9,453)	-	-	-	-	-	(9,453)
Net earnings (loss)	$16,148	$6,849	$22,997	$-	$-	$-	$-	($7,936)	$18,880
Expenditures on:
Mining interest	9,153	5,585	$14,738	-	-	-	$-	-	$14,738
Property, plant and equipment	2,714	2,819	5,533	-	-	-	-	-	5,533
Total capital expenditures	$11,867	$8,404	$20,271	$-	$-	$-	$-	$-	$20,271
As at December 31, 2016
Total assets	$437,291	$200,580	$637,871	$80,618	$67,708	$11,709	$160,035	$500,788	$1,298,694
Total liabilities	$177,360	$39,943	$217,303	$23,602	$27,274	$11,372	$62,248	$113,229	$392,780

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Nine months ended September 30, 2016 (Restated Note 2)
			Total				Total
	Macassa	Holt	Canadian		Northern		Australian
	Mine	Complex	Operations	Fosterville	Territory	Stawell	Operations	Corporate	Total
Revenue	$155,647	$116,793	$272,440	$-	$-	$-	$-	$-	$272,440
Production costs	(71,602)	(60,596)	(132,198)	-	-	-	-	-	(132,198)
Royalty expense	(4,205)	(7,174)	(11,379)	-	-	-	-	-	(11,379)
Depletion and depreciation	(21,801)	(12,677)	(34,478)	-	-	-	-	-	(34,478)
Earnings from mine operations	58,039	36,346	94,385	-	-	-	-	-	94,385
Expenses
General and administrative	-	-	-	-	-	-	-	(12,851)	(12,851)
Exploration and evaluation	(6,159)	(3,613)	(9,772)	-	-	-	-	-	(9,772)
Care and maintenance	-	(20)	(20)	-	-	-	-	-	(20)
Earnings (loss) from operations	51,880	32,713	84,593	-	-	-	-	(12,851)	71,742
Other (loss) income	-	-	-	-	-	-	-	(2,043)	(2,043)
Finance items
Finance income	-	20	20	-	-	-	-	552	572
Finance costs	-	(317)	(317)	-	-	-	-	(8,280)	(8,597)
Net earnings (loss) before taxes	51,880	32,416	84,296	-	-	-	-	(22,622)	61,674
Current income tax expense	(174)	(2,935)	(3,109)	-	-	-	-	-	(3,109)
Deferred tax recovery (expense)	(11,876)	(8,051)	(19,927)	-	-	-	-	-	(19,927)
Net earnings (loss)	$39,830	$21,430	$61,260	$-	$-	$-	$-	($22,622)	$38,638
Expenditures on:
Mining interest	26,328	15,144	$41,472	-	-	-	$-	-	$41,472
Property, plant and equipment	4,699	3,769	8,468	-	-	-	-	-	8,468
Total capital expenditures	$31,027	$18,913	$49,940	$-	$-	$-	$-	$-	$49,940

As at December 31, 2016
Total assets	$437,291	$200,580	$637,871	$80,618	$67,708	$11,709	$160,035	$500,788	$1,298,694
Total liabilities	$177,360	$39,943	$217,303	$23,602	$27,274	$11,372	$62,248	$113,229	$392,780

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

18.	FINANCIAL INSTRUMENTS

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at September 30, 2017 and December 31, 2016 are as follows:

As at	September 30, 2017	December 31, 2016
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$210,477	$234,898
Restricted cash	21,579	20,042
Warrant investments	29,939	-
	$261,995	$254,940
Loans and receivables, measured at amortized cost
Trade and other receivable	$2,179	$1,716
Available for sale, measured at fair value through Other Comprehensive Income
Investments in equity securities of public and private companies	$151,200	$5,885
Financial Liabilities

Other financial liabilities, measured at fair value
Share based liabilities	$1,910	$436
Finance leases	$34,196	$27,010
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$72,424	$72,076
Convertible unsecured debentures	$48,875	$84,961

Fair values of financial instruments

The fair values of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities and convertible unsecured debentures, approximate their carrying values due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair valued on the condensed consolidated interim statement of financial position is as follows:

The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1, Level 2, and Level 3 input financial instruments.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

As at	September 30, 2017	December 31, 2016
Level 1
Cash and cash equivalents	$210,477	$234,898
Restricted cash	21,579	20,042
Available for sale investments - publicly traded	144,766	1,686
Level 2
Warrant investments	$29,939	-
Level 3
Available for sale investments - privately held	$6,434	$4,199

19.	SUBSEQUENT EVENT

Subsequent to September 30, 2017, the Company purchased 936,500 common shares under the NCIB for $12,352 (C$15,536). All of the shares have been legally cancelled.

The acquisition of privately-owned JDS Silver by Couer closed on October 17, 2017. Pursuant to the Arrangement dated September 10, 2017 Couer acquired all issued and outstanding common shares of JDS Silver, including the Company’s investment holdings of 6,502,708 common shares or 5% of all issued and outstanding common shares of JDS Silver. Under the terms of the Arrangement, the share price had been valued at approximately C$1.24, pending certain contingent considerations that may subsequently occur relating to the achievement of specific future permitting and exploration milestones as per the Arrangement. The Company has received $4,608 in cash and is expected to receive an additional $450 in cash and 198,217 Coeur common shares. As noted, any final monetary adjustments are contingent on milestones that may occur in subsequent operating periods under Couer’s ownership.